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             [Skadden, Arps, Slate, Meagher & Flom LLP letterhead]


                                         June 22, 2005


VIA ELECTRONIC TRANSMISSION
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                   Re:    Builders FirstSource, Inc.
                          Amendment No. 7 to Registration Statement on Form S-1, Filed on June 22, 2005
                          (SEC File No. 333-122788)
                          -----------------------

Ladies and Gentlemen:

        On behalf of Builders FirstSource, Inc., a Delaware corporation (the "Company"), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 7 ("Amendment No. 7") to the Registration Statement of the Company on Form S-1 for filing under the Securities Act of 1933, as amended, in connection with the Company's initial public offering of shares of the Company's common stock. Additionally, we hereby inform the Staff that Amendment No. 7 is being filed solely to reflect the increased size of the offering.

        Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.



                                                Very truly yours,

                                                /s/ Allison L. Amorison
                                                -------------------------------
                                                Allison L. Amorison



cc:     Donald F. McAleenan, Esq.